As filed with the Securities and Exchange Commission on June 1, 2015

Registration No. 333-204342

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intersect ENT, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	20-0280837
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1555 Adams Drive

Menlo Park, California 94025

(650) 641-2100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lisa D. Earnhardt

President and Chief Executive Officer

Intersect ENT, Inc.

1555 Adams Drive

Menlo Park, California 94025

(650) 641-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew B. Hemington Brett D. White Seth J. Gottlieb Cooley LLP 3175 Hanover Street Palo Alto, California 94304 Telephone: (650) 843-5000 Facsimile: (650) 849-7400	B. Shayne Kennedy Thomas E. Mitchell Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Facsimile: (714) 755-8290

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 1, 2015

Preliminary Prospectus

3,000,000 Shares

Common Stock

We are offering shares of our common stock. Our common stock is listed on The NASDAQ Global Market under the symbol “XENT.” On May 29, 2015, the last reported sale price of our common stock on The NASDAQ Global Market was $23.74.

We are an “emerging growth company” as that term is defined under the federal securities laws of the United States and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional disclosure regarding the compensation payable to the underwriters.

We have granted to the underwriters an option to purchase up to 450,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2015.

J.P. Morgan	BofA Merrill Lynch

Leerink Partners	Canaccord Genuity	William Blair

The date of this prospectus is                     , 2015.

CLINICALLY PROVEN TO IMPROVE SURGERY OUTCOMES FOR CHRONIC SINUSITIS OPENS. The PROPEL implant’s self-expanding design conforms to and holds open the surgically enlarged sinus. DELIVERS. Designed to gradually release mometasone furoate directly to the sinus lining over a period of 30 days, before being fully absorbed into the body. MAINTAINS. Based on clinical data over six months, clinically proven to improve the outcomes of sinus surgery, reducing the need for oral steroid and surgical intervention. The long-term effects of sinus surgery in conjunction with our steroid-eluting implants beyond six months are not known.

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in or incorporated by reference in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission (“SEC”) before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

TRADEMARKS

Intersect ENT, Inc. and our logo are our trademarks and are used in this prospectus and in the documents incorporated by reference in this prospectus. This prospectus and the documents incorporated by reference in this prospectus also include trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus and in the documents incorporated by reference in this prospectus appear without the ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

INVESTORS OUTSIDE THE UNITED STATES

Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus and the documents incorporated by reference in this prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our financial statements and related notes incorporated by reference in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus and the documents incorporated by reference in this prospectus to “Intersect ENT,” “the company,” “we,” “us” and “our” refer to Intersect ENT, Inc.

Overview

We are a commercial stage drug-device company committed to improving the quality of life for patients with ear, nose and throat conditions. We have developed a drug releasing bioabsorbable implant technology that enables targeted and sustained release of therapeutic agents. This targeted drug delivery technology is designed to allow ear, nose and throat, or ENT, physicians to improve patient care. Our approved and in-development products are designed to treat the spectrum of needs among the estimated 3.5 million U.S. patients who are managed by ENT physicians for chronic sinusitis, one of the most prevalent chronic diseases in the United States and one of the most costly conditions for U.S. employers. Chronic sinusitis patients range from those needing and electing surgery, those not having had sinus surgery and those that have had one or more surgeries but continue to suffer symptoms. To address these patient groups, we are:

•

Marketing PROPEL® and PROPEL mini, the first and only steroid releasing implants approved by the U.S. Food and Drug Administration, or FDA, for use in patients undergoing surgery for chronic sinusitis. As of March 31, 2015, we estimate that physicians have treated over 60,000 patients with PROPEL and PROPEL mini. PROPEL and PROPEL mini have been proven clinically in a meta-analysis of prospective, multicenter, randomized, controlled, double-blind clinical studies to improve surgical outcomes, including a 35% reduction in the need for postoperative oral steroid and surgical intervention. Inserted by a physician into the ethmoid sinuses following sinus surgery, the self-expanding implants are designed to conform to and hold open the surgically enlarged sinus, while gradually releasing an anti-inflammatory steroid over a period of 30 days, before being fully absorbed into the body.

•	Conducting a clinical trial designed to evaluate the benefit of PROPEL mini when placed in the frontal sinuses following sinus surgery and to support an expanded indication for this approved product.

•

Conducting clinical trials of RESOLVE, a steroid releasing implant designed to provide a cost-effective, less invasive solution for patients that have had ethmoid sinus surgery yet suffer from recurrent sinus obstruction due to polyps. The RESOLVE implant is designed to be placed in the ethmoid sinus in a procedure conducted in the physician’s office as an alternative to revision surgery. We have completed three studies of RESOLVE in a total of 117 patients and are currently conducting the RESOLVE II trial, a phase III blinded evaluation enrolling 300 patients to assess the safety and efficacy of the product.

•

Conducting clinical trials of NOVA, a steroid releasing implant designed to fit the ostia, or openings, of the dependent sinuses following enlargement of the sinuses. While such sinus enlargement is performed on both revision and primary patients, NOVA has potential to expand the treatable patient population by providing a cost-effective, less invasive solution for patients with primary chronic sinusitis, specifically those that have not had sinus surgery, who may benefit from a less invasive procedure performed in the physician’s office. We recently completed a 15 patient study to assess the feasibility of implant placement and outcomes measured through three months, and we expect to engage in additional clinical studies to further assess the safety and efficacy of NOVA.

According to the Centers for Disease Control and Prevention, or CDC, approximately 12% of the U.S. adult population, or 29 million people, are affected by chronic sinusitis, making it more prevalent than heart disease and asthma. Chronic sinusitis is an inflammatory condition in which the sinus lining becomes swollen and inflamed, leading to significant patient morbidity. Chronic sinusitis significantly impacts the quality of life of patients, including difficulty breathing, chronic headaches, recurrent infections, bodily pain and loss of sense of smell and taste. These persistent symptoms can severely impact a patient’s day-to-day well-being, resulting in frequent doctor visits and lost work productivity and can lead to chronic fatigue and depression. Chronic sinusitis is managed by a combination of medical management and surgical intervention. The first line of therapy is medical management involving antibiotics, anti-inflammatory steroids and decongestants. Sinusitis is the most common reason for adult outpatient antibiotic use in the United States, comprising 11% of all antibiotic prescriptions. Patients whose symptoms persist despite medical management are recommended to undergo functional endoscopic sinus surgery, or FESS. FESS is performed in the operating room to open the blocked sinus pathways by removing inflamed tissue and bone using surgical tools. Although sinus surgery can be effective, a majority of patients experience recurrent symptoms which commonly necessitate additional treatment with medications and surgery.

Our target market in the United States consists of more than 3.5 million people with chronic sinusitis who are managed by ENT physicians and who we believe could benefit from products that incorporate our drug releasing bioabsorbable implant technology. This target market includes approximately 540,000 patients who undergo FESS for chronic sinusitis each year in the United States, approximately 770,000 patients who have previously undergone FESS but continue to suffer symptoms of chronic sinusitis, and 2.3 million patients who have chronic sinusitis but have not had FESS. This surgery incidence includes patients who are under the age of 18 and surgeries on the frontal sinuses, both of which represent potential expanded future indications for PROPEL and PROPEL mini and would require FDA approval.

While our current commercial focus is the U.S. market, PROPEL and PROPEL mini do have authorization to affix the CE Mark. We plan to initiate efforts that will allow for future expansion into international geographies. Approximately 450,000 and 250,000 FESS procedures are performed annually in the Asia Pacific and European regions, respectively. We intend to target four to six large markets in these regions. Our commercialization strategy will consider several factors including regulatory requirements, reimbursement coverage for our products, and key opinion leader support. We estimate the annual total addressable international market for PROPEL and PROPEL mini to be over $1.0 billion in our target international markets, and that this market would increase significantly with the addition of our in development RESOLVE and NOVA products.

In the first half of 2013, we began scaling our U.S. direct commercial presence. As of March 31, 2015, we estimate that over 1,500 accounts are stocking PROPEL for use by the ENT surgeon with an average selling price, or ASP, of approximately $728 per unit. Based on the number of units shipped as of March 31, 2015, we estimate that physicians have treated over 60,000 patients with our PROPEL implants. For the years ended December 31, 2014, 2013 and 2012, we generated revenue of $38.6 million, $17.9 million and $5.9 million, respectively, and had a net loss of $18.4 million, $18.4 million and $16.4 million, for each respective year. For the three months ended March 31, 2015, we generated revenue of $13.4 million, and had a net loss of $5.3 million. As of March 31, 2015, we had an accumulated deficit of $102.0 million.

We have expanded our sales organization to include 66 territory managers as of March 31, 2015, an expansion of 27% from our 52 territory managers as of December 31, 2014 and 78% from our 37 territory managers as of June 30, 2014. We intend to continue to grow our sales force in order to expand our communication of the benefits of our steroid releasing implants to our physician customers. We have developed a base of recurring revenue that we expect will support future revenue growth, and in addition, we intend to seek to add new physician users and to expand the frequency of use among current physician users.

Current Treatments for Chronic Sinusitis and Their Limitations

The treatment of chronic sinusitis often entails a combination of medical management and surgical intervention to treat the underlying inflammation of the sinus lining, while addressing the secondary symptoms caused by obstruction of the natural drainage pathways.

Medical Management

The first line of therapy for chronic sinusitis is medical management, which typically includes prescribed antibiotics, anti-inflammatory steroids and decongestants. Despite limited efficacy of use of antibiotics in this patient population and the consequence of increasing bacterial resistance, we believe there is pervasive overuse of these drugs, which could lead to patient resistance and has resulted in sinusitis being identified as a major target in national efforts to reduce unnecessary medical intervention. Sinusitis is the most common reason for adult outpatient antibiotic use in the United States, comprising 11% of all antibiotic prescriptions. In addition, physicians often prescribe decongestants and other drugs to target mucus accumulation.

Steroids are prescribed in two forms, oral steroid pills and nasal steroid sprays, both of which have serious limitations. Oral steroid therapy is effective at reaching the sinus lining, but it does so by means of systemic exposure and therefore carries the risk of serious side effects, including glaucoma, bone loss, weight gain, psychosis and difficulty in controlling blood glucose levels in patients with diabetes. Nasal steroid sprays, commonly indicated for rhinitis, or inflammation of the nasal passage, are routinely prescribed for chronic sinusitis patients. While nasal steroid sprays avoid systemic exposure and thus lack such serious side effects, an estimated 70% of the drug is swallowed and the remainder is directed to the nasal passages, instead of the sinuses, which limits efficacy. In a published study, the fraction of drug deposited in the sinuses from a nasal steroid spray was measured to be less than 2%. Poor patient compliance further limits the effectiveness of nasal steroid sprays. Although medical management can reduce symptoms, an estimated 20% or more of chronic sinusitis patients who receive medical therapy are unresponsive.

Of note, medical management is not only used as a first line of therapy for patients afflicted with primary chronic sinusitis, situations in which patients have not had sinus surgery, but also for patients who have recurrent symptoms despite having sinus surgery. Patients in both stages of the condition are managed medically and hence are subject to the limitations described above.

Sinus Surgery

In cases where patients are symptomatic despite medical management, a physician may recommend FESS. In the FESS procedure, the physician enlarges the inflamed and obstructed sinus pathways by removing inflamed tissue and bone in order to facilitate normal sinus drainage and aeration. First introduced in the United States in the 1980s, FESS is considered the standard of care for surgical intervention to treat chronic sinusitis. During the procedure, the honeycomb-like cells of the ethmoid sinuses are removed, resulting in one large open cavity. Given their essential role in sinus function, the ethmoid sinuses are opened in over 85% of FESS procedures. The dependent sinuses each drain into the ethmoid sinuses through ostia, which may be enlarged by either surgically removing tissue or via balloon dilation.

FESS is typically performed under general anesthesia in an operating room. During the procedure, a physician inserts an endoscope into the nasal cavity to provide visualization of the patient’s anatomy. Surgical instruments, powered cutting tools and balloon dilation devices are used to remove or dilate obstructive tissue and bone. Following the surgical intervention, physicians often pack the newly opened ethmoid sinuses with gauze or other obstructive sinus packing materials to hold the sinus cavities open. A follow-up office visit is required several days after the procedure to remove the sinus packing materials and an additional one to two follow-up visits typically occur over the first four to six weeks following surgery to monitor for and treat complications. A typical FESS procedure is paid at a Medicare rate of approximately $10,000. Private insurer payment rates average 139% of Medicare rates nationally.

Since the introduction of FESS, several new technologies, such as image-guided surgical navigation systems, powered surgical instruments and balloon sinus dilation devices have expanded the addressable patient population who can benefit from FESS. For instance, balloon sinus dilation devices were developed to be used in combination with traditional surgical instruments during FESS to treat the dependent sinuses and have now allowed for treatment of some patients in the physician office setting.

While FESS is the standard of care for treating chronic sinusitis, it has several limitations:

•

Limited effectiveness. Inflammation and scarring in the postoperative period are common and can compromise the surgical result by negatively impacting the ability of the sinuses to heal. This increases the need for continued medical management and additional surgical procedures. Within the first year after surgery, approximately 64% of patients experience recurrent symptoms.

•

Limited ability to address postoperative inflammation. While oral steroids prescribed postoperatively can be effective at addressing inflammation and scarring, the required doses are significant and can result in serious systemic side effects, including glaucoma, bone loss, weight gain, and psychosis. Further, they have restricted use in diabetic individuals, patients with glaucoma and certain psychological disorders. We believe, as a result, only 20% of physicians prescribe them routinely after surgery. The absence of anti-inflammatory steroid therapy leaves the surgical wound susceptible to postoperative complications.

•

Pain and discomfort during postoperative period. During surgery, an ENT physician typically places sinus packing materials into the ethmoid sinuses to physically separate tissues in an attempt to prevent scarring and adhesions. Following surgery, physicians see patients two to three times in order to monitor for and, if necessary, to treat complications as well as remove these sinus packing materials. The sinus packing materials are removed by pulling or suctioning them from the newly opened cavity, a painful and time-consuming process, often necessitating pain medication. Moreover, the use of sinus packing materials obstructs the newly opened sinuses, leading to patient symptoms of congestion and discomfort. Despite the use of packing materials, scarring and adhesions are common, necessitating painful removal of additional tissue during postoperative treatments.

•

Potential for revision surgery. Within the first year after FESS, approximately 10% of patients will return to the operating room to undergo a revision procedure, while additional patients will return for a revision procedure after one year. We believe the risk of potential revision surgery is a significant deterrent to some patients that would otherwise undergo FESS for chronic sinusitis.

Our Solution

We are building a portfolio of products based on our drug releasing bioabsorbable implant technology that are designed to provide localized drug delivery to treat patients across the continuum of care in chronic sinusitis. In addition to the approved commercial uses of PROPEL and PROPEL mini in the ethmoid sinuses, we are conducting trials to expand the use of PROPEL mini in the frontal sinus and to evaluate two new products, NOVA, a product that has the potential to treat primary patients who have never received sinus surgery, and RESOLVE, designed to treat patients with recurrent sinusitis who might otherwise be candidates for an additional FESS procedure.

Our Clinical Stage Products

Our two commercial products, PROPEL and PROPEL mini are indicated for use following ethmoid sinus surgery. We are conducting the PROGRESS clinical trial to evaluate the safety and effectiveness of PROPEL mini for use following frontal sinus surgery in order to expand its indication. In addition, we are conducting clinical trials to evaluate two new products, RESOLVE and NOVA, for treatment of patients across the continuum of care in chronic sinusitis.

NOVA	PROPEL	RESOLVE

Office Treatment for Primary CS Patients	Treatment to Improve Surgical Outcomes	Office Treatment for Recurrent CS Patients

PROPEL

Our PROPEL implants are designed to improve the outcomes of sinus surgery by holding open the sinus passageways, reducing postoperative inflammation and scarring. These implants are inserted by a physician under endoscopic visualization following sinus surgery in the ethmoids. Once inserted, the self-expanding implants conform to and hold open the surgically enlarged sinus, while gradually releasing an anti-inflammatory steroid, mometasone furoate, directly to the sinus lining over a period of 30 days. Mometasone furoate, which is available generically, is the active ingredient in NASONEX, a nasal spray used to treat allergic rhinitis and other indications. The implants fully absorb into the body over a period of four to six weeks or are removed at the discretion of a physician during a routine office visit. Once absorbed or removed, the implant no longer provides structural support. The graphic below illustrates the operation of PROPEL and PROPEL mini in the sinuses:

We believe the principal benefits of our PROPEL steroid releasing implants are:

•

Improved surgical outcomes. Our PROPEL implants have been clinically proven to improve FESS results by reducing postoperative inflammation and scarring. In a meta-analysis of prospective, multicenter, randomized, controlled, double-blind clinical studies, our PROPEL implants provided a 46% relative reduction in inflammation and a 70% relative reduction in scarring compared to the control implant. The control implant was identical to the PROPEL implant in composition, size, structure and mode of insertion but lacked the mometasone furoate coating. Postoperative complications, such as inflammation and polyps as well as scarring or adhesions, are common reasons for FESS failure.

•

Targeted steroid therapy to address postoperative inflammation. Our PROPEL implants are the first and only FDA approved drug releasing bioabsorbable sinus implants. They deliver an anti-inflammatory steroid postoperatively directly to the sinus lining in a controlled fashion over a period of 30 days, which helps in the wound healing process. In a meta-analysis of prospective, multicenter, randomized, controlled, double-blind clinical studies, our PROPEL implants reduced the need for oral steroids by 40% compared to the control implant.

•

Reduced pain and discomfort during postoperative period. Our PROPEL implants improve postoperative care. Once inserted, the self-expanding implants are designed to conform to and hold open the surgically enlarged ethmoid sinuses until fully absorbed into the body, which improves wound healing without obstructing the sinuses and causing congestion. Our steroid releasing implants are designed to obviate the need for sinus packing materials, which can be a significant source of postoperative pain and discomfort. Our PROPEL implants significantly reduce scarring and adhesions, which reduces the potential for pain in postoperative treatments.

•

Reduced surgical revisions. In clinical studies, our PROPEL implants demonstrated a significant reduction in the need for postoperative surgical intervention. In a meta-analysis of prospective, multicenter, randomized, controlled, double-blind clinical studies, our PROPEL implants provided a 35% relative reduction in the need for postoperative oral steroids and surgical intervention compared to the control implant. We believe that patients who have been deterred by the high revision rates associated with FESS may now consider surgical intervention to treat their chronic sinusitis condition.

We believe these benefits will help expand the size of the FESS market as referring physicians increase their prescription of surgical intervention for chronic sinusitis and more patients elect to undergo sinus surgery to treat their condition.

RESOLVE

Our PROPEL steroid releasing implants are clinically proven to improve surgical results for patients undergoing FESS, reducing the need for postoperative surgical and steroid intervention. However, given the underlying chronic inflammation associated with this condition, recurrent obstruction of the sinus cavity can occur over time following sinus surgery, especially in patients afflicted with polyps, a sign of severe inflammation. Improving care of such chronic patients holds meaningful opportunity to significantly reduce healthcare costs by preventing revision surgery. We are developing the RESOLVE steroid releasing implant that can be placed in the physician office setting during a routine visit as an alternative treatment option for patients who are candidates for revision surgery. The implant is based on the same drug releasing bioabsorbable implant technology as PROPEL, but is designed to have greater radial strength in order to dilate an obstructed, polyp-filled sinus cavity, and deliver drug for an extended period of time. RESOLVE is subject to regulation as a drug product and will require the submission to the FDA of a New Drug Application, or NDA, and approval of the NDA before we can make RESOLVE commercially available in the U.S. We intend to pursue the NDA for this implant under Section 505(b)(2) of the FDCA. Section 505(b)(2) would enable us to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of our NDA.

NOVA

We are also developing NOVA, a steroid releasing implant designed to fit the ostia, or openings, of the dependent sinuses following sinus enlargement in the operating room or in the office. NOVA has the potential to provide a cost-effective, less invasive solution for these patients. It is designed to facilitate delivery and placement in patients who have primary disease in the office setting and hence has a smaller size and lower profile than PROPEL mini. Therefore, we believe this product will further expand the addressable patient population to those that are either indicated for sinus surgery and choose not to proceed or those with less severe disease that would otherwise be treated with medical management. A 15 patient multi-center, non-randomized clinical study to assess the feasibility of this implant was recently completed. Our next steps are to commence clinical studies of NOVA in both the frontal and maxillary sinuses.

Our family of drug releasing implants consists of bioabsorbable polymers that control local drug release and provide structural support to adjacent tissues during the healing process, while the implant is gradually and fully absorbed into the body. We believe the development, manufacturing, and regulatory approval for products incorporating this technology requires capabilities in polymer science, drug delivery, analytical testing and combination products. These competencies allow our technical team to tailor drug formulation, polymer design, drug release duration, implant radial strength and degradation period to meet different clinical needs. This expertise has been utilized in the development of PROPEL and PROPEL mini and is currently being leveraged in the development of our pipeline products. Any new products we develop, or changes that we make in the therapeutic agent used in PROPEL or PROPEL mini, will require FDA approval prior to commercialization in the United States.

Our Strategy

Our goal is to be a leading drug-device company committed to advancing clinically proven therapeutic solutions that improve the quality of life for patients with ENT conditions. The key elements of our strategy include:

•

Expand our sales organization to support growth. In the territories in which we focus, our sales team has been able to achieve meaningful adoption and utilization since our first product launch in September 2011. We have expanded our sales organization to include 66 territory managers as of March 31, 2015, an expansion of 27% from our 52 territory managers as of December 31, 2014 and 78% from our 37 territory managers as of June 30, 2014. We plan to continue to expand our sales force to provide ENT physicians in the United States with access to our steroid releasing implants. We believe that investment will continue to drive both adoption and expanded usage of our products to establish our steroid releasing implants as the standard of care.

•

Promote awareness among ENT physicians, referring physicians and patients. We believe that many patients with chronic sinusitis are currently undertreated, and we intend to educate ENT physicians, allergists, primary care physicians or other referring medical professionals and patients to raise awareness of the disease and available treatment alternatives, including the advantages of using our steroid releasing implants. We intend to continue promoting this awareness through conducting advertising campaigns, training and educating physicians, publishing additional clinical data demonstrating the benefits of our devices and exhibiting at tradeshows.

•

Advance our platform of innovative products for additional chronic sinusitis patients. We believe improving treatment options for chronic sinusitis patients across the continuum of care holds tremendous market opportunity, and has significant potential to reduce healthcare costs. We are developing additional products, RESOLVE and NOVA, using our drug releasing bioabsorbable implant technology that are designed to treat and manage patients with chronic sinusitis across the continuum of care from primary patients who have not undergone sinus surgery procedures to revision patients who would otherwise be candidates for repeat FESS procedures. These products are currently under clinical evaluation in the United States. We are also working to expand indications for our PROPEL implants to allow for the treatment of the dependent sinuses.

•

Facilitate access to our products via third-party reimbursement. Our currently approved products are commonly treated as general supplies utilized in sinus surgery and, if covered by third-party payors, are paid for as part of the FESS procedure. In addition, we are working to ensure patients and physicians have access to our technologies across the continuum of care from the operating room to the office setting. This means pursuing coding in all settings as well as working with payors to establish medical policies supporting the clinical and economic value of these products, in order to facilitate access to our drug releasing implants as we expand our commercialization efforts in the United States.

•

Introduce our steroid releasing implants in markets outside the United States. While our current commercial focus is the U.S. market, we plan to initiate efforts that will allow for future expansion into international geographies. To that end, in July 2014, we received authorization to affix the CE mark for PROPEL and PROPEL mini which enables market access in Europe. Based on the number of sinus surgeries in Europe and the Asia-Pacific region, we estimate the annual total addressable market for PROPEL and PROPEL mini in these regions to be greater than $1.0 billion. We plan to leverage our FDA-approved products and clinical data to access these markets, starting first with the development of clinical, regulatory and reimbursement strategies for countries in Europe and the Asia-Pacific region.

Risks Related to Our Business

Our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the medical device industry. Any of the factors set forth under the heading “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, you should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our common stock. Some of the principal risks relating to our business and our ability to execute our business strategy include:

•	We have incurred significant operating losses since inception and may not be able to achieve profitability.

•

All of our revenue is generated from a limited number of products and we are completely dependent on the success of our PROPEL and PROPEL mini steroid releasing implants, which have a limited commercial history. If these products fail to gain widespread market acceptance, our business will suffer.

•

The establishment of adequate coverage and reimbursement is important for sales of our products. Coverage and reimbursement policies for procedures using our steroid releasing implants could affect the adoption of our products, particularly our product candidates for the physician office setting as well as our efforts to commercialize our products in markets outside the United States.

•

Pricing pressure from our hospital and ambulatory surgery center customers due to limited coverage and reimbursement for our products may impact our ability to sell our products at prices necessary to support our current business strategies.

•	We may never obtain regulatory approval for future products or products outside the United States.

•	If we are unable to protect our intellectual property, or operate our business without infringing on the intellectual property rights of third parties, our business will be negatively affected.

Corporate Information

We were incorporated in Delaware in October 2003 as Sinexus, Inc. We changed our name to Intersect ENT, Inc. in November 2009. Our offices are located at 1555 Adams Drive, Menlo Park, California 94025. Our telephone number is (650) 641-2100. Our corporate website is at www.intersectent.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our common stock.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, (1) reduced obligations with respect to the disclosure of selected financial data in registration statements filed with the Securities and Exchange Commission, or the SEC, including the registration statement on Form S-1 of which this prospectus is a part, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (3) an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus and in the documents incorporated by reference in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have taken advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

The Offering

Issuer	Intersect ENT, Inc.

Common stock offered by us	3,000,000 shares

Common stock outstanding immediately after this offering	26,632,973 shares (or 27,082,973 shares if the underwriters exercise in full their option to purchase additional shares)

Underwriters’ option to purchase additional shares	450,000 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds” on page 19 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 13 and other information included in or incorporated by reference in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

NASDAQ Global Market Symbol	“XENT”

The number of shares of common stock to be outstanding after this offering is based on 23,632,973 shares of common stock outstanding as of March 31, 2015, and excludes the following:

•	3,126,286 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2015, having a weighted average exercise price of $10.00 per share;

•

4,238,849 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•	496,092 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of options outstanding as of March 31, 2015; and

•	no exercise of the underwriters’ option to purchase additional shares from us.

Summary Financial Data

The following tables summarize our financial data and should be read together with the section in our Annual Report on Form 10-K for the year ended December 31, 2014, or Annual Report, and Quarterly Report on Form 10-Q for the three months ended March 31, 2015, or Quarterly Report, titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all of which are incorporated by reference in this prospectus.

The statements of operations data for the years ended December 31, 2014 and 2013 are derived from our audited financial statements included in our Annual Report. The statements of operations data for the three months ended March 31, 2015 and 2014, and the balance sheet data as of March 31, 2015, are derived from our unaudited interim financial statements included in our Quarterly Report. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period.

	Fiscal Years Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
(in thousands, except per share data)			(unaudited)
Statements of operations data:
Revenue	$38,587	$17,931	$13,372	$7,497
Cost of sales	10,223	8,150	2,792	2,360

Gross profit	28,364	9,781	10,580	5,137
Gross margin	74%	55%	79%	69%
Operating expenses:
Selling, general and administrative	36,111	18,229	12,620	6,658
Research and development	10,331	9,518	3,326	2,577

Total operating expenses	46,442	27,747	15,946	9,235

Loss from operations	(18,078)	(17,966)	(5,366)	(4,098)
Interest and other income (expense), net	(284)	(403)	28	(311)

Net loss	$(18,362)	$(18,369)	$(5,338)	$(4,409)

Net loss per share, basic and diluted(1)	$(1.61)	$(12.57)	$(0.23)	$(2.49)

Weighted average common shares used to compute net loss per share, basic and diluted(1)	11,384	1,461	23,488	1,773

(1)	Reflects the conversion of all outstanding shares of convertible preferred stock into common stock, on a one-for-one basis, immediately prior to the closing of our initial public offering in July 2014.

	December 31, 2014	March 31, 2015
(in thousands)		(actual)	(as adjusted)(1)(2)
		(unaudited)
Balance sheet data:
Cash, cash equivalents and short-term investments	$48,443	$42,906	109,253
Working capital	52,167	47,852	114,199
Total assets	62,953	57,926	124,273
Total liabilities	9,141	8,244	8,244
Accumulated deficit	(96,621)	(101,959)	(101,959)
Total stockholders’ equity	53,812	49,682	116,029

(1)	Reflects the sale by us of 3,000,000 shares of common stock in this offering, at the assumed public offering price of $23.74 per share, the last reported sale price of our common stock on The NASDAQ Global Market on May 29, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	A $1.00 increase (decrease) in the assumed public offering price of $23.74 per share, the last reported sale price of our common stock on The NASDAQ Global Market on May 29, 2015, would increase (decrease) each of as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $2.8 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 500,000 in the number of shares we are offering would increase (decrease) each of as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $11.2 million, assuming the assumed public offering price per share remains the same. The as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price, number of shares offered and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in shares of our common stock, you should carefully consider the risks described in the section entitled “Risk Factors” included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, filed with the Securities and Exchange Commission, or SEC, on May 11, 2015, which is incorporated by reference in its entirety, as well as any amendment or update thereto reflected in our subsequent filings with the SEC. You should consider carefully the risk factors discussed therein and below, and all other information contained in or incorporated by reference in this report before making an investment decision. If any of the risks discussed in this report actually occur, they may materially harm our business, financial condition, operating results, cash flows or growth prospects. As a result, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, financial condition, operating results, cash flows or growth prospects and could result in a complete loss of your investment. You should also carefully consider the following risk factors related to this offering:

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock has been, and is likely to continue to be, highly volatile. From our IPO in July 2014 through May 29, 2015, the price of our common stock has fluctuated from a low of $12.02 to a high of $28.80. The price of our common stock may continue to fluctuate substantially due to many factors, including:

•	volume and timing of sales of our steroid releasing implants;

•	the introduction of new products or product enhancements by us or others in our industry;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our results of operations or those of others in our industry;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	media exposure of our steroid releasing implants or products of others in our industry;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds our as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $19.38 per share, representing the difference between the assumed public offering price of $23.74 per share, the last reported price of our common stock on The NASDAQ Global Market on May 29, 2015, and our as adjusted net tangible book value per share as of March 31, 2015. Furthermore, if outstanding options are exercised, you could experience additional dilution. For more information on the dilution you may suffer as a result of investing in this offering, see the section entitled “Dilution.”

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the sale of any shares of our common stock at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have 26,632,973 shares of common stock outstanding based on the shares outstanding as of March 31, 2015. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares, 4,359,890 shares are restricted as a result of lock-up agreements but will be able to be sold 60 days after this offering. Moreover, holders of a significant number of shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus entitled “Description of Capital Stock—Registration Rights.” We have also registered all shares of common stock that we may issue under our equity compensation plans. These shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering and based on shares outstanding as of March 31, 2015, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively, will control approximately 39.0% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to significantly influence the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering may be used for general corporate purposes, which may include clinical trial and research and development expenditures, working capital, international expansion and other commercial expenditures, acquisition of new technologies or businesses and investments. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved. Investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

•

our board of directors has the right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the affirmative vote of holders of at least 66-2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required (a) to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting and (b) to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements about:

•	estimates of our future revenue, expenses, capital requirements and our needs for additional financing;

•	our ability to obtain additional financing in this or future offerings;

•	the implementation of our business model and strategic plans for our products, technologies and businesses;

•	our future clinical results;

•	competitive companies and technologies and our industry;

•	our ability to manage and grow our business by expanding our sales to existing customers or introducing our products to new customers;

•	our ability to establish and maintain intellectual property protection for our products or avoid claims of infringement;

•	extensive government regulation;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to hire and retain key personnel;

•	our financial performance;

•	the volatility of our share price; and

•	our expectations regarding use of proceeds from this offering.

Forward-looking statements are based on management’s current expectations, estimates, forecasts, and projections about our business and the industry in which we operate, and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus or incorporated by reference in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in or incorporated by reference in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

MARKET, INDUSTRY AND OTHER DATA

This prospectus and the documents incorporated by reference in this prospectus contain estimates, projections and other information concerning our industry, our business, and the markets for our products and product candidates, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients and physicians regarding certain therapies and other prescription, prescriber and patient data, as well as data regarding market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus and the documents incorporated by reference in this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived.

USE OF PROCEEDS

We estimate that the net proceeds from this offering of 3,000,000 shares of common stock will be approximately $66.3 million, or $76.4 million if the underwriters exercise their option to purchase additional shares in full, assuming a public offering price of $23.74 per share, the last reported sale price of our common stock on The NASDAQ Global Market on May 29, 2015, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed public offering price of $23.74 per share would increase (decrease) the net proceeds from this offering by approximately $2.8 million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 500,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $11.2 million, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, which may include clinical trial and research and development expenditures, working capital, international expansion and other commercial expenditures, acquisition of new technologies or businesses and investments. The amount and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of our ongoing clinical studies or clinical studies we may commence in the future and the timing of regulatory submissions. As a result, our management will have broad discretion over the use of the net proceeds to us from this offering.

Pending the use of the proceeds to us from this offering, we intend to invest these proceeds in interest-bearing, investment-grade securities, certificates of deposit, or government securities.

PRICE RANGE OF OUR COMMON STOCK

Shares of our common stock have been traded on The NASDAQ Global Market, or NASDAQ, under the symbol “XENT” since our IPO on July 24, 2014. The following table sets forth, for the periods indicated, the high and low intraday prices per share of our common stock as reported by NASDAQ.

	High	Low
Fiscal Year Ending December 31, 2015
First quarter	$28.80	$18.10
Second quarter (through May 29, 2015)	$27.20	$22.26

Fiscal Year Ended December 31, 2014
Third quarter (beginning July 24, 2014)	$18.30	$12.02
Fourth quarter	$21.39	$15.05

On May 29, 2015, the last sale price of our common stock as reported on NASDAQ was $23.74 per share. As of May 29, 2015, there were approximately 41 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2015:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $23.74 per share, the last reported sale price of our common stock on The NASDAQ Global Market on May 29, 2015, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our financial statements and related notes incorporated by reference in this prospectus and the information set forth under the headings and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and our Quarterly Report incorporated by reference in this prospectus.

	March 31, 2015
	Actual	As Adjusted(1)
(in thousands, except share and per share data)	(unaudited)
Cash, cash equivalents and short-term investments	$42,906	$109,253
Stockholders’ equity:
Preferred stock, $0.001 par value,
Authorized shares: 10,000,000 actual and as adjusted
Issued and outstanding shares: none actual and as adjusted	—	—
Common stock, $0.001 par value;
Authorized shares: 150,000,000 actual and as adjusted
Issued and outstanding shares: 23,632,973 actual and 26,632,973 as adjusted	24	27
Additional paid-in capital	151,617	217,961
Accumulated deficit	(101,959)	(101,959)

Total stockholders’ equity	49,682	116,029

Total capitalization	$49,682	$116,029

(1)	Each $1.00 increase (decrease) in the assumed public offering price of $23.74 per share, the last reported sale price of our common stock on The NASDAQ Global Market on May 29, 2015, would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $2.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 500,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $11.2 million, assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock reflected in the discussion and table above is based on 23,632,973 shares of our common stock outstanding as of March 31, 2015 and excludes the following:

•	3,126,286 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2015, having a weighted average exercise price of $10.00 per share;

•

4,238,849 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•	496,092 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the as adjusted net tangible book value per share of our common stock after this offering.

Historical net tangible book value per share represents our total tangible assets less our liabilities divided by the total number of shares outstanding. As of March 31, 2015, our historical net tangible book value was approximately $49.7 million, or $2.10 per share.

After giving effect to receipt of the net proceeds from our sale of 3,000,000 shares of common stock at the assumed public offering price of $23.74 per share, the last reported sale price of our common stock on The NASDAQ Global Market on May 29, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2015, would have been approximately $116.0 million, or $4.36 per share. This represents an immediate increase in the as adjusted net tangible book value of $2.26 per share to our existing stockholders and an immediate dilution of $19.38 per share to investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Offering price per share		$23.74
Historical net tangible book value per share as of March 31, 2015	$2.10
As adjusted increase in net tangible book value per share attributable to new investors purchasing shares in this offering	$2.26

As adjusted net tangible book value per share after this offering		$4.36

Dilution per share to new investors participating in this offering		$19.38

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the as adjusted net tangible book value would be $4.65 per share, and the dilution to new investors participating in this offering would be $19.09 per share.

Each $1.00 increase (decrease) in the assumed public offering price of $23.74 per share would increase (decrease) the as adjusted net tangible book value by approximately $2.8 million, or $0.10 per share, and increase (decrease) the dilution per share to new investors by $0.90 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of 500,000 shares in the number of shares we are offering would increase (decrease) our as adjusted net tangible book value by approximately $11.2 million, or $0.33 per share, and decrease (increase) the dilution per share to investors in this offering by $0.33 per share, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price, number of shares and other terms of this offering determined at pricing.

The number of shares of our common stock reflected in the discussion and tables above is based on 23,632,973 shares of our common stock outstanding as of March 31, 2015, and excludes:

•	3,126,286 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2015, having a weighted average exercise price of $10.00 per share;

•

4,238,849 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•	496,092 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of our options are exercised, new options are issued under our equity incentive plans, employee stock purchase plan or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of March 31, 2015, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2015, are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentages of beneficial ownership of our common stock “prior to this offering” and “after this offering” in the table is based on 23,632,973 shares of common stock issued and outstanding on March 31, 2015. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Intersect ENT, Inc., 1555 Adams Drive, Menlo Park, California 94025.

				Percentage Beneficially Owned
Name of Beneficial Owners	Shares Beneficially Owned	Shares Exercisable Within 60 days	Total Shares Beneficially Owned	Before This Offering(1)	After This Offering
5% and Greater Stockholders:
U.S. Venture Partners IX, L.P.(2)	2,985,433	—	2,985,433	12.6%	11.2%
U.S. Venture Partners
2735 Sand Hill Road
Menlo Park, CA 94025

KPCB XI Associates, LLC(3)	2,548,589	—	2,548,589	10.8%	9.6%
c/o Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, CA 94025

PTV Sciences II, L.P.(4)	1,936,891	—	1,936,891	8.2%	7.3%
3600 N. Capital of Texas Highway
Building B, Suite 180
Austin, Texas 78746

NVP Associates, LLC(5)	1,649,181	—	1,649,181	7.0%	6.2%
525 University Ave
Suite 800
Palo Alto, CA 94301

Medtronic, Inc.(6)	1,202,443	—	1,202,443	5.1%	4.5%
710 Medtronic Parkway
Mail Stop: L100
Minneapolis, MN 55432

				Percentage Beneficially Owned
Name of Beneficial Owners	Shares Beneficially Owned	Shares Exercisable Within 60 days	Total Shares Beneficially Owned	Before This Offering(1)	After This Offering
Directors and Executive Officers:
Kieran T. Gallahue(7)	—	—	—	*	*
Casper L. de Clercq(8)	1,649,181	10,417	1,659,598	7.0%	6.2%
Cynthia L. Lucchese	5,000	25,000	30,000	*	*
Dana G. Mead Jr.(9)	2,550,195	10,417	2,560,612	10.8%	9.6%
Frederic H. Moll, M.D.	292,428	35,417	327,845	1.4%	1.2%
Casey M. Tansey(10)	2,985,433	10,417	2,995,850	12.7%	11.2%
W. Anthony Vernon(7)	—	—	—	*	*
Lisa D. Earnhardt(11)	712,414	233,749	946,163	4.0%	3.5%
Jeryl L. Hilleman	—	175,000	175,000	*	*
Richard E. Kaufman(12)	224,189	28,500	252,689	1.1%	*
All directors and executive officers as a group (13 persons)(13)	8,429,968	842,510	9,272,478	37.9%	33.7%

*	Represents beneficial ownership of less than one percent of the outstanding common stock.

(1)	The percentages are based on 23,632,973 shares of common stock outstanding on March 31, 2015.

(2)	According to information from the stockholder, Presidio Management Group IX, L.L.C., or PMG IX, is the general partner of U.S. Venture Partners IX, L.P., or USVP IX, and may be deemed to have sole voting and dispositive power over the shares held by USVP IX. Casey M. Tansey, one of our directors, and each of Irwin Federman, Steven M. Krausz, David E. Liddle, Paul A. Matteucci, Jonathan D. Root, and Philip M. Young are managing members of PMG IX, and may be deemed to share voting and dispositive power over the shares held by USVP IX.

(3)	According to information from the stockholder, shares beneficially owned consist of (a) 2,112,232 shares held by Kleiner Perkins Caufield & Byers XI-A, L.P., or KPCB XI-A, (b) 72,272 shares held by Kleiner Perkins Caufield & Byers XI-B, L.P., or KPCB XI-B, and (c) 364,085 shares held by individuals and entities associated with Kleiner Perkins Caufield & Byers. The general partner of KPCB XI-A and KPCB XI-B is KPCB XI Associates, LLC. Brook H. Byers, L. John Doerr, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB XI Associates, exercise shared voting and dispositive power over the shares directly held by KPCB XI-A and KPCB XI-B.

(4)	According to information from the stockholder, Pinto Technology Ventures GP II, L.P., or PTV GP II, is the general partner of PTV Sciences II, L.P., or PTVS II. Pinto TV GP Company LLC, or PTV GP, is the general partner of PTV GP II. Each of Matthew Crawford and Rick Anderson is a manager of PTV GP and may be deemed to have beneficial ownership of the shares held by PTVS II.

(5)	According to information from the stockholder, shares beneficially owned consist of (a) 824,625 shares held by Norwest Venture Partners XI, L.P., or NVP XI, and (b) 824,556 shares held by Norwest Venture Partners XII, L.P., or NVP XII. Genesis VC Partners XI, LLC, or Genesis XI, is the general partner of NVP XI and may be deemed to have sole voting and dispositive power over the shares held by NVP XI. Genesis VC Partners XII, LLC, or Genesis XII, is the general partner of NVP XII and may be deemed to have sole voting and dispositive power over the shares held by NVP XII. NVP Associates, LLC, Promod Haque, Jeffrey Crowe and Matthew Howard are co-Chief Executive Officers of NVP Associates, LLC and may be deemed to beneficially own all such shares, is the managing member of Genesis XI and Genesis XII may be deemed to share voting and dispositive power over the shares held by NVP XI and NVP XII.

(6)	According to the Schedule 13G filed with the SEC on January 23, 2015, reporting shares beneficially owned as of December 31, 2014, and information from the stockholder.

(7)	Appointed as a member of our board of directors in April 2015.

(8)	Includes shares beneficially owned by NVP Associates, LLC. See footnote 5.

(9)	Shares beneficially owned consist of (a) 1,606 shares of common stock held directly by Mr. Mead, and (b) shares beneficially owned by KPCB XI Associates, LLC. See footnote 3.

(10)	Includes shares beneficially owned by U.S. Venture Partners IX, L.P. See footnote 2.

(11)	Shares beneficially owned consist of (a) 686,232 shares of common stock held directly by Ms. Earnhardt of which 64,793 shares may be repurchased by us at the original exercise price within 60 days of March 31, 2015, and (b) 26,182 shares of common stock held by Ms. Earnhardt as custodian for her son.

(12)	Shares beneficially owned consist of 224,189 shares of common stock of which 11,978 shares may be repurchased by us at the original exercise price within 60 days of March 31, 2015.

(13)	Consists of (a) 1,246,765 shares held by the current directors and executive officers, of which 76,771 shares may be repurchased by us at the original exercise price within 60 days of March 31, 2015, and (b) 7,183,203 shares held by entities affiliated with certain of our directors. See footnotes 8, 9 and 10.

DESCRIPTION OF CAPITAL STOCK

Capital Structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Our authorized capital stock consists of 160,000,000 shares, all with a par value of $0.001 per share, of which:

•	150,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

Common stock

As of March 31, 2015, we had outstanding 23,632,973 shares of common stock held of record by 49 stockholders.

Voting Rights.    Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Dividends and Distributions.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Liquidation Rights.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preemptive or Similar Rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

As of March 31, 2015, there were no shares of our preferred stock outstanding.

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no present plan to issue any shares of preferred stock.

Warrants

As of March 31, 2015, we had no warrants outstanding.

Registration Rights

We were party to an investor rights agreement that provides that holders of our convertible preferred stock and certain holders of common stock that received the common stock upon conversion of convertible preferred stock have certain registration rights. This investor rights agreement was entered into in March 2006 and has been amended or amended and restated from time to time in connection with our convertible preferred stock financings. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders who have these rights to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the registration rights holders participating in any offering may include in any particular registration. The demand, piggyback and Form S-3 registration rights described below will expire on the earlier of (1) the date that is five years after the closing of our IPO on July 29, 2014, or (2) with respect to each stockholder following the closing of our IPO on July 29, 2014, at such time as such stockholder can sell all of its shares pursuant to Rule 144 of the Securities Act during any three month period.

Demand registration rights.    The holders of a significant number of shares of our common stock are entitled to certain demand registration rights. The holders of not less than 30% of these shares may, on not more than two occasions, request that we file a registration statement having an aggregate offering price to the public of not less than $10,000,000 to register at least 20% of their shares.

Piggyback registration rights.    In connection with this offering, the holders of a significant number of shares of our common stock were entitled to, and the necessary percentage of holders waived, rights to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-3, S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 registration rights.    The holders of a significant number of shares of our common stock will be entitled to certain Form S-3 registration rights. Such holders may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors, or our chief executive officer.

Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Our amended and restated certificate of incorporation provides that stockholder litigation alleging certain claims against us or our board of directors may only be brought in the courts located within the State of Delaware.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Listing

Our common stock is listed on The NASDAQ Global Market under the trading symbol “XENT.”

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Computershare, Inc.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their purchase, ownership and disposition of shares of our common stock sold pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock, as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

This discussion is limited to non-U.S. holders that hold shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. estate or gift tax, or any state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, and U.S. expatriates and certain former citizens or long-term residents of the United States.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships or such entities or arrangements. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences with respect to the matters discussed below.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Subject to the discussion below regarding backup withholding and foreign accounts, dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to provide a properly executed IRS Form W-8BEN, W-8 BEN-E or successor form and satisfy relevant certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code), unless a specific treaty exemption applies. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. U.S. backup withholding generally will not apply to a Non-U.S. holder who provides a properly executed IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (as specifically defined for this purpose), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the foreign financial institution is subject to the diligence and reporting requirements, such institution must enter into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. The withholding provisions described above generally apply currently to dividends on our common stock, and will generally apply with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL AND NON-U.S. TAX LAWS, OR ANY U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Leerink Partners LLC
Canaccord Genuity Inc.
William Blair & Company, L.L.C.

Total	3,000,000

The underwriters are committed to purchase all the shares of common stock offered under the underwriting agreement if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to 450,000 additional shares of common stock. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares exercise	With full exercise of option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $600,000. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 60 days after the date our Registration Statement on Form S-1.

Our directors and executive officers and certain holders of our common stock and securities exercisable for or convertible into our common stock outstanding prior to this offering have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities, with limited exceptions, for a period of 60 days after the date our Registration Statement on Form S-1, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

In the case of our directors, executive officers and holders of our common stock, subject to certain qualifications, the foregoing restrictions shall not apply to:

•

transfers of shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to any relationship by blood, marriage, domestic partnership or adoption, no more remote than a first cousin, or a trust formed for the exclusive benefit of the security holder or an immediate family member in a transaction not involving a distribution for value, (2) by bona fide gift, will or intestacy, (3) that occurs by operation of law, such as rules of descent and distribution, or pursuant to a qualified domestic order or in connection with a divorce settlement, (4) if the security holder is a corporation, partnership or other business entity, to an Affiliate (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), in a transaction not involving a distribution for value, or (5) if the security holder is a trust, to a trustor or beneficiary of the trust or (6) to the security holder’s estate;

•	distributions of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock to members, partners or stockholders of the security holder;

•	shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock acquired in open market transactions after the completion of this offering;

•	entering into a written plan pursuant to Rule 10b5-1 under the Exchange Act; or

•

the cash exercise of options to purchase shares of our common stock and the “net” or “cashless” exercise of options to purchase shares of our common stock and the transfer of our common stock to us upon the exercise of any options to cover tax withholding obligations in connection with such exercise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on The NASDAQ Global Market under the symbol “XENT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Relationships with Underwriters

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have provided investment banking services for our Registration Statement on Form S-1 relating to this offering and may in the future, provide from time to time certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. Except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

a.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

b.	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

c.	a person associated with the company under section 708(12) of the Corporations Act; or

d.	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in France

We and the underwriters have not offered or sold and will not offer or sell, directly or indirectly, shares to the public in France, and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus or any other offering material relating to the shares. Offers, sales and distributions that have been and will be made in France have been and will be made only to (a) providers of the investment service of portfolio management for the account of third parties, and (b) qualified investors (investisseurs qualifi´es), other than individuals, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, and D. 411-1 of the French Code mon´etaire et financier.

Shares may be resold directly or indirectly only in compliance with Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code mon´etaire et financier.

Neither this prospectus prepared in connection with the shares nor any other offering material relating to the shares has been submitted to the clearance procedures of the Autorit´e des march´es financiers or notified to the Autorit´e des march´es financiers by the competent authority of another member state of the European Economic Area.

Notice to Prospective Investors in Germany

The shares offered by this prospectus have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht). This prospectus does not constitute an offer to the public in Germany, and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal or tax advisor before investing into the shares.

Notice to Prospective Investors in Ireland

This prospectus and any other material in relation to the shares described herein is only being distributed in Ireland:

•	in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC as amended by Directive 2010/73/EC;

•	in compliance with the provisions of the Irish Companies Acts 1963-2009; and

•

in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the shares.

Notice to Prospective Investors in Italy

The offering of the shares has not been registered pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of the prospectus or of any other document relating to the shares be distributed in the Republic of Italy, except:

1.	to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (Regulation No. 11971); or

2.	in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in the Republic of Italy under (1) or (2) above must be:

a.	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the Banking Act); and

b.	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of shares in the Republic of Italy; and

c.

in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority. Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (1) and (2) above, the subsequent distribution of the shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such shares being declared null and void and in the liability of the intermediary transferring the shares for any damages suffered by the investors.

Notice to Prospective Investors in the Netherlands

The shares will not be offered or sold, directly or indirectly, in the Netherlands, other than:

•	with a minimum denomination of €50,000 or the equivalent in another currency per investor;

•	for a minimum consideration of €50,000 or the equivalent in another currency per investor;

•	to fewer than 100 individuals or legal entities other than ‘Qualified Investors’ (see below); or

•

solely to Qualified Investors, all within the meaning of Article 4 of the Financial Supervision Act Exemption Regulation (Vrijstellingsregeling Wet op het financieel toezicht) and Article 1:12 and Article 5:3 of the Financial Supervision Act (Wet op het financieel toezicht, FSA).

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Latham & Watkins LLP, Costa Mesa, California, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of Intersect ENT, Inc. appearing in Intersect ENT, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and are required to file periodic and current reports, proxy statements, and other information with the SEC. These periodic and current reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.intersectent.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus.

You may also request a copy of these filings, at no cost to you, by contacting us at:

Intersect ENT, Inc.

Attn: Investor Relations

1555 Adams Drive

Menlo Park, CA 94025

Telephone: (650) 641-2105

Fax: (650) 641-2055

E-mail: ir@intersectent.com

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-36545):

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or SEC, on March 11, 2015;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, filed with the SEC, on May 11, 2015;

•

the information specifically incorporated by reference into the Form 10-K for the year ended December 31, 2014 from our definitive proxy statement on Schedule 14A, filed with the Commission on April 22, 2015; and

•	our Current Reports on Form 8-K, filed with the SEC on January 27, 2015, and April 10, 2015.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Intersect ENT, Inc., Attn: Investor Relations, 1555 Adams Drive, Menlo Park, CA 94025; Telephone: (650) 641-2105; Fax: (650) 641-2055; E-mail: ir@intersectent.com.

You also may access these filings on our website at www.intersectent.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

]

intersect®
ENT
ADVANCING CLINICALLY PROVEN
THERAPEUTIC SOLUTIONS
FOR PATIENTS WITH CHRONIC SINUSITIS

3,000,000 Shares

Common Stock

PROSPECTUS

J.P. Morgan	BofA Merrill Lynch

Leerink Partners	Canaccord Genuity	William Blair

                    , 2015

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$9,722
FINRA filing fee	13,049
Printing and engraving expenses	$50,000
Legal fees and expenses	250,000
Accounting fees and expenses	$225,000
Transfer Agent fees and expenses	6,500
Miscellaneous expenses	45,729

Total	$600,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted the Delaware General Corporation Law, and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions that may be in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors, officers and employees and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We maintain a directors’ and officers’ insurance policy.

The underwriting agreement to be entered into in connection with this offering will provide that the underwriters will indemnify us, our directors and certain of our officers against liabilities resulting from information furnished by or on behalf of the underwriters specifically for use in the Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2012, we have made sales of the following unregistered securities (the share numbers give retroactive effect to the reverse stock splits that occurred on July 11, 2014):

•

We granted stock options under our 2003 Equity Incentive Plan and 2013 Equity Incentive Plan to purchase an aggregate of 1,914,931 shares of our common stock at a weighted average exercise price of $3.48 to a total of 172 employees, directors and consultants. Of these, stock options to purchase an aggregate of 157,624 shares have been cancelled without being exercised, 274,658 have been exercised and 1,482,649 remain outstanding.

•

We issued and sold an aggregate of 1,251,219 shares of our common stock to employees, directors and consultants at a weighted average exercise price of $1.03 upon the exercise of stock options granted under our 2003 Equity Incentive Plan and 2013 Equity Incentive Plan. Of these, none have been repurchased and all shares remain outstanding.

•

In February 2013, we issued an aggregate of 2,656,636 shares of our Series D convertible preferred stock to 8 accredited investors at a per share price of $6.89, for aggregate consideration of approximately $18,309,546.

•

In March 2013, we issued an aggregate of 370,129 shares of our Series D convertible preferred stock to 27 accredited investors at a per share price of $6.89, for aggregate consideration of approximately $2,551,008.

•

In October 2013, we issued an aggregate of 1,369,008 shares of our Series D convertible preferred stock to 18 accredited investors at a per share price of $6.89, for aggregate consideration of approximately $9,435,214.

•

In March 2014, we issued an aggregate of 2,431 shares of our Series A convertible preferred stock to one accredited investor at a per share price of $3.68 upon the net exercise of preferred stock warrants, for aggregate consideration of approximately $15,000.

•

In January 2015, we issued an aggregate of 39,961 shares of our common stock to one accredited investor at a per share price of $3.68 upon the net exercise of warrants, for aggregate consideration of approximately $174,999.

•

In February 2015, we issued an aggregate of 4,024 shares of our common stock to one accredited investor at a per share price of $6.89 upon the net exercise of warrants, for aggregate consideration of approximately $39,994.

•

In March 2015, we issued an aggregate of 4,167 shares of our common stock to one accredited investor at a per share price of $16.53 upon the exercise of warrants, for aggregate consideration of approximately $68,881.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, California, on June 1, 2015.

Intersect ENT, Inc.

Date: June 1, 2015	By:	/S/ LISA D. EARNHARDT
Lisa D. Earnhardt President and Chief Executive Officer

Date: June 1, 2015	By:	/S/ JERYL L. HILLEMAN
Jeryl L. Hilleman Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/S/ LISA D. EARNHARDT Lisa D. Earnhardt	President and Chief Executive Officer (Principal Executive Officer) and Director	June 1, 2015

/S/ JERYL L. HILLEMAN Jeryl L. Hilleman	Chief Financial Officer (Principal Financial and Accounting Officer)	June 1, 2015

* Kieran T. Gallahue	Lead Director	June 1, 2015

* Casper L. de Clercq	Director	June 1, 2015

* Cynthia L. Lucchese	Director	June 1, 2015

* Dana G. Mead, Jr.	Director	June 1, 2015

* Frederic H. Moll	Director	June 1, 2015

Name	Title	Date

* Casey M. Tansey	Director	June 1, 2015

* W. Anthony Vernon	Director	June 1, 2015

* Pursuant to Power of Attorney

By:	/S/ JERYL L. HILLEMAN
Jeryl L. Hilleman Attorney-in-Fact

EXHIBIT INDEX

		Incorporation By Reference
Exhibit	Description	Form	SEC File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement.	S-1	333-204342	1.1	5/20/2015

3.1	Amended and Restated Certificate of Incorporation.	8-K	001-36545	3.1	7/30/2014

3.3	Amended and Restated Bylaws.	S-1	333-196974	3.4	7/9/2014

4.1	Form of Common Stock Certificate of the Registrant.	S-1	333-196974	4.1	7/14/2014

5.1	Opinion of Cooley LLP.

10.1	Form of Indemnity Agreement between the Registrant and its directors and officers.	S-1	333-196974	10.1	7/9/2014

10.2	2003 Equity Incentive Plan, as amended, and Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise.	S-1	333-196974	10.2	7/14/2014

10.3	2013 Equity Incentive Plan and Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise.	S-1	333-196974	10.3	7/14/2014

10.4	2014 Equity Incentive Plan and Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise.	S-1	333-196974	10.4	7/14/2014

10.5	2014 Employee Stock Purchase Plan.	S-1	333-196974	10.5	7/14/2014

10.6	Third Amended and Restated Investor Rights Agreement, dated as of February 15, 2013, by and among the registrant and certain of its stockholders.	S-1	333-196974	10.6	6/23/2014

10.7	Lease by and between the registrant and Menlo Business Park, LLC, dated as of March 2, 2012.	S-1	333-196974	10.7	6/23/2014

10.8	First Amendment to Lease by and between the registrant and Menlo Prepi I, LLC, dated as of December 17, 2014	8-K	001-36545	10.1	12/18/2014

10.9	2015 Compensation Arrangements with Named Executive Officers.	8-K	001-36545	10.1	1/27/2015

10.10	Offer Letter by and between the registrant and Lisa D. Earnhardt, dated as of January 28, 2008, as amended.	S-1	333-196974	10.8	6/23/2014

10.11	Offer Letter by and between the registrant and Jeryl L. Hilleman, dated as of May 15, 2014.	S-1	333-196974	10.10	6/23/2014

10.12	Offer Letter by and between the registrant and Richard E. Kaufman, dated as of December 6, 2006, as amended.	S-1	333-196974	10.11	6/23/2014

10.13	Offer Letter by and between the registrant and James W. Stambaugh, dated as of September 15, 2006, as amended.	S-1	333-196974	10.12	6/23/2014

10.14	Offer Letter by and between the registrant and Amy C. Wolbeck, dated as of November 24, 2008, as amended.	S-1	333-196974	10.14	6/23/2014

10.15	Amendment to Offer Letter by and between the registrant and Lisa D. Earnhardt, dated as of January 26, 2015.	10-Q	001-36545	10.2	5/11/2015

10.16	Amendment to Offer Letter by and between the registrant and Jeryl L. Hilleman, dated as of January 26, 2015.	10-Q	001-36545	10.3	5/11/2015

10.17	Amendment to Offer Letter by and between the registrant and Richard E. Kaufman, dated as of January 26, 2015.	10-Q	001-36545	10.4	5/11/2015

		Incorporation By Reference
Exhibit	Description	Form	SEC File No.	Exhibit	Filing Date

10.18	Amendment to Offer Letter by and between the registrant and James W. Stambaugh, dated as of January 28, 2015.	10-Q	001-36545	10.5	5/11/2015

10.19	Amendment to Offer Letter by and between the registrant and Amy C. Wolbeck, dated as of January 30, 2015.	10-Q	001-36545	10.6	5/11/2015

10.20	Offer Letter by and between the registrant and Charles S. McKhann, dated as of January 21, 2015.	10-Q	001-36545	10.7	5/11/2015

10.21	Non-Employee Director Compensation Policy.	8-K	001-36545	10.1	4/10/2015

10.22	Loan and Security Agreement by and between the registrant and Silicon Valley Bank, dated as of August 30, 2013.	S-1	333-196974	10.15	6/23/2014

10.23#	Supply Agreement by and between the registrant and HOVIONE Inter Ltd, dated as of April 14, 2014.	S-1	333-196974	10.16	6/23/2014

10.24#	Supply Agreement by and between the registrant and AIM Plastics Inc., dated as of Supply January 28, 2014.	S-1	333-196974	10.17	6/23/2014

10.25#	Supply Agreement by and between the registrant and Stephen Gould Corporation, dated as of November 14, 2013.	S-1	333-196974	10.18	6/23/2014

10.26#	Analytical Testing Partnership Program 2014-2015 by and between the registrant and Exova, dated as of December 6, 2013.	S-1	333-196974	10.19	6/23/2014

10.27#	Master Services Agreement by and between the registrant and Polymer Solutions Corporation, dated as of April 9, 2014.	S-1	333-196974	10.20	6/23/2014

23.1	Consent of Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included on the signature page of the Form S-1 filed on May 20, 2015).	S-1	333-204342	24.1	5/20/2015

#	Confidential Treatment Granted.